Exhibit 10.6

INVESTMENT MANAGEMENT AGREEMENT

AGREEMENT made as of this [    ]th day of October, 2012, by and between Nuveen Long/Short Commodity Total Return Fund, a Delaware statutory trust (the “Fund”), and Nuveen Commodities Asset Management, LLC, a Delaware limited liability company (the “Manager”).

W  I  T  N  E  S  S  E  T  H

In consideration of the mutual covenants hereinafter contained, it is hereby agreed by and between the parties hereto as follows:

1. Pursuant to the Amended and Restated Trust Agreement of the Fund dated [            ], 2012, as amended from time to time (the “Trust Agreement”), the Trust is managed by the Manager, and the conduct of the Trust’s business is controlled and conducted solely by the Manager (subject to certain limited powers and authority accorded to the Resident Delaware Trustee and to the Manager’s independent committee). The terms and provisions of the Trust Agreement with respect to the rights and obligations of the Manager are hereby incorporated herein, including, without limitation, Section 4.5 thereof regarding limitation of liability and Section 4.7 thereof regarding indemnification.

In addition to and not in limitation of any rights and powers conferred by law or other provisions of the Trust Agreement, the Fund hereby appoints the Manager, and the Manager hereby accepts such appointment, to act as the commodity pool operator for, and to manage the investment and reinvestment of the assets of, the Fund in accordance with the Fund’s investment objective and policies and limitations, and to administer the Fund’s affairs for the period and upon the terms herein set forth. The Manager’s responsibilities shall include, without limitation, (i) determining the Fund’s overall investment strategy, (ii) implementing the Fund’s investment strategy pursuant to the provisions herein, (iii) managing the Fund’s business affairs, and (iv) providing certain clerical, bookkeeping and other administrative services for the Fund.

The investment of the Fund’s assets shall be subject to (i) the Fund’s policies, restrictions and limitations with respect to investments as set forth in the Fund’s registration statement on Form S-1 as declared effective by the United States Securities and Exchange Commission (the “Registration Statement”), as such policies, restrictions and limitations may, from time to time, be amended, and (ii) all applicable provisions of state or federal law and any self-regulatory organization to which the Manager is subject, including but not limited to, the regulations of the Securities and Exchange Commission, the Commodity Futures Trading Commission and the National Futures Association relating to the management of public commodity pools. The Manager may change, or temporarily deviate from, the Fund’s investment strategy and the manner in which the strategy is implemented if the Manager determines that it is in the best interest of the Fund’s shareholders to do so based on existing market conditions or otherwise.

The Manager may delegate the above duties for all or a portion of the Fund’s assets to one or more trading advisors it reasonably deems experienced and qualified on such written terms and conditions as the Manager deems appropriate; provided, however, that the Manager shall be responsible for ongoing monitoring of any such subadvisor in order to assess performance and the potential need to modify the Fund’s investment strategy or change subadvisors. Such delegation may be made to one or more registered commodity trading advisors and registered investment advisers who shall act as subadvisors to the Fund as described in the Registration Statement and in accordance with the applicable sub-advisory agreement. Any such delegation of duties shall be by a written agreement. Such agreement shall require each and every subadvisor to act in accordance with the Registration Statement and all applicable provisions of state or federal law.

2. For the services and facilities described in Section l, the Fund will pay to the Manager an annual investment management fee based on the Fund’s average daily net assets (total assets of the Fund, minus the sum of its accrued liabilities) calculated as follows:

Average Daily Net Assets	Annual Management Fee
For the first $500 million	1.250%
For the next $500 million	1.225%
For the next $500 million	1.200%
For the next $500 million	1.175%
For net assets over $2 billion	1.150%

The management fee shall accrue on each calendar day, and shall be payable monthly on the first business day of the next succeeding calendar month. The daily fee accrual shall be computed by multiplying the fraction of one divided by the number of days in the calendar year by the applicable annual rate of fee, and multiplying this product by the net assets of the Fund (not reduced by its cash reserves) as of the close of business on the last preceding business day on which the Fund’s net asset value was determined. The Fund’s net asset value for this purpose shall be calculated as provided in the Fund’s prospectus then in effect.

For the month and year in which this Agreement becomes effective or terminates, there shall be an appropriate proration on the basis of the number of days that this Agreement shall have been in effect during the month and year, respectively. The services of the Manager to the Fund under this Agreement are not to be deemed exclusive, and the Manager shall be free to render similar services or other services to others so long as its services hereunder are not impaired thereby.

3. This Agreement shall continue in effect unless and until terminated as hereinafter provided. This Agreement shall automatically terminate without the payment of any penalty by the Fund or by the Manager in the event of (i) the Manager’s withdrawal as manager of the Fund pursuant to Section 4.10 of the Trust Agreement, (ii) the removal of the Manager by a majority vote of the shareholders of the Fund pursuant to Section 8.3(c) of the Trust Agreement, and (iii) the filing of a certificate of cancellation of the Manager’s certificate of formation upon the expiration of ninety (90) days after the date of notice to the Manager without a reinstatement of its certificate of formation. The termination of this Agreement shall not affect the right of the Manager to receive payments on any unpaid balance of the compensation, described in Section 2, earned prior to such termination.

4. If any provision of this Agreement shall be held or made invalid by a court decision, statute, rule, or otherwise, the remainder shall not be thereby affected.

5. Any notice under this Agreement shall be in writing, addressed and delivered or mailed, postage prepaid, to the other party at such address as such other party may designate for receipt of such notice.

6. This Agreement shall be construed in accordance with the laws of the State of Delaware without reference to its conflicts of law principles.

7. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but such counterparts shall, together, constitute only one instrument.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the Fund and the Manager have caused this Agreement to be executed on the day and year above written.

NUVEEN LONG/SHORT COMMODITY TOTAL RETURN FUND, a Delaware statutory trust

By: NUVEEN COMMODITIES ASSET MANAGEMENT, LLC, its Manager

By:
Name:	Gifford R. Zimmerman
Title:	Chief Administrative Officer

Attest:
Assistant Secretary

NUVEEN COMMODITIES ASSET MANAGEMENT, LLC

By:
Name:	William Adams IV
Title:	President

Attest:
Assistant Secretary

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